Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On March 27, 2015, Dave Lesar of Halliburton Company distributed the following communication to all Halliburton employees.

TO:	All Halliburton employees

FROM:	Dave Lesar, chairman and CEO

SUBJECT:	Stockholder vote results

I am pleased to share that today Halliburton stockholders approved the Company’s proposal to issue shares of Halliburton common stock as necessary for the proposed acquisition of Baker Hughes. In addition, Baker Hughes’s stockholders adopted the merger agreement and thereby approved the proposed acquisition. The vote results were announced at each company’s special meeting earlier this morning.

Nearly 99% of the shares voted at Halliburton’s special meeting voted in favor of the proposal to issue Halliburton shares. Separately, more than 98% of the shares voted at Baker Hughes’ special meeting voted in favor of the transaction, representing more than 75% of all outstanding shares of Baker Hughes. The stockholder vote was an important step on our journey to close this historic transaction and we are excited to have another milestone behind us.

WHAT’S NEXT? – REGULATORY APPROVALS WORLDWIDE

We are now in the process of responding to what is called the “second request” for information about our businesses from the U.S. Department of Justice, which is reviewing the transaction for antitrust compliance. We anticipated this request and our response will require a considerable amount of time and effort on the part of many people across both organizations. We are also completing regulatory filings and responding to requests for information in other jurisdictions around the world. The regulatory decisions are currently expected late in the second half of 2015.

INTEGRATION TEAM EFFORTS

Led by Mark McCollum, executive vice president and chief integration officer at Halliburton, and Belgacem Chariag, vice president and chief integration officer at Baker Hughes, the joint integration team, with members from both companies, is well on its way to developing robust integration plans to make the post-close transition as seamless, efficient and productive as possible. These plans will be instrumental in helping us achieve our integration strategy to integrate, stabilize and then optimize.

As our integration planning continues, I ask you to remain focused on providing the same safe, reliable service our customers have come to expect from Halliburton. Also, remember that Halliburton and Baker Hughes must continue to operate as competitors prior to closing. It is our responsibility to ensure we are individually successful while we work to get to the pending transaction closing date. We are in the midst of an incredible opportunity for our Company, and our success will require our continued commitment to excellence and dedication to execution.

BUILDING A STRONG FUTURE

I am more confident now than ever that the combination of Halliburton and Baker Hughes will create a stronger, more diverse organization with an unsurpassed depth and breadth of services benefitting our stockholders, customers, employees and other key stakeholders of both companies. The talent of employees from both companies helped bring us to this point and working together we will become a bellwether, global oilfield services company.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes and expectations regarding the receipt of the required regulatory approvals, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its

Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.